UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 12b-25

          [ ] Form 10-K  [ ] Form 20-F  [ ]  Form 11-K  [X] Form 10-Q

For Period Ended: December 31, 2003                SEC FILE NUMBER 95-2312900
                                                   CUSIP NUMBER
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition
Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant             Ohana Enterprises, Inc.

         Former Name if Applicable                 N/A
                                                -----------

         Address of Principal Executive Office:
                                             7275 Murdy Circle
                                             Huntington Beach, California 92647

Part II--RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25
            (c)has been attached if applicable.

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Part III - Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.


The Company has recently acquired certain licensing rights. Due to the time and efforts involved in such negotiations, this process has casued delays in finalizing the December 31, 2003 Form 10-QSB. As as result, the Company's Form 10-QSB for the quarter ending December 31, 2003 could not be prepared for timely filing without unreasonable effort and expense.


Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

      Catherine Thompson         Chief Financial Officer        (917) 335-4245
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           (Name)                       (Title)               (Telephone Number)
      (2)   Have all other periodic reports required under section 13 or 15(d)
            of the Securities Exchange Act of 1934 or section 30 of the
            Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            ( X ) Yes   ()  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              ( ) Yes  ( X) No

            If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Ohana Enterprises, Inc.
-------------------------------------------------------------------------------
                 (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 19, 2004             By:  /s/
-----------------------             ----------------------------------------
                                    Name: Catherine Thompson
                                    Title:    Chief Financial Officer

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